Exhibit 2

Magna International Inc.
Consolidated Financial Statements
December 31, 2022

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164
Consolidated Financial Statements
Magna International Inc.
December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended
December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment.
The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Inventories — Evaluation of sufficiency of audit evidence over the existence of inventories — Refer to Note 1 and Note 5 to the financial statements
Critical Audit Matter Description
Inventories include production inventories that are comprised of raw materials and supplies, work-in-process
and finished goods. The balances are geographically dispersed across several countries and in many manufacturing operations, product development and engineering centres (collectively “locations”). The processes to account for the existence of production inventories are complex and management relies on various perpetual inventory systems which include multiple information technology (IT) systems. To validate the accuracy of the inventory records, the Company performs a combination of annual physical inventory counts which take place at/or near year-end
and/or cyclical physical inventory counts throughout the year.

Given the importance of inventories to the Company’s operations and the performance of audit procedures over a large number of geographically dispersed locations, evaluating the sufficiency of audit evidence over the existence of inventories required a high degree of auditor judgement and an increased extent of audit effort, including the need to involve technical specialists with subject matter expertise in assessing the appropriateness of the nature, extent and timing of the physical inventory count procedures to be performed.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures over the existence of inventories included the following, among others:

•
Evaluated the effectiveness of certain controls over the Company’s inventory count processes at select locations, including internal controls related to the physical counting of inventories at those locations;

•	Analyzed locations with inventories to determine where to attend the Company’s physical inventory counts;

•
With the assistance of specialists with expertise in inventories, determined the nature, timing and extent of procedures to be performed based on the timing of the Company’s physical inventory count procedures, which included:

•	On a sample basis, performing test counts and comparing the results to the Company’s inventory records;

•	For annual physical inventory counts which took place at a date other than year-end, performing incremental procedures on the roll-forward period;

•	With the assistance of specialists in IT, evaluated the general IT controls and automated controls relevant to the inventory management systems;

•	Evaluated the overall sufficiency of audit evidence obtained over the existence of inventories.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2023
We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Magna International Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated February 26, 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2023

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[U.S. dollars in millions, except per share figures]
Years ended December 31,

	Note	2022	2021
Sales		$37,840	$36,242

Costs and expenses
Cost of goods sold		33,188	31,097
Depreciation and amortization		1,419	1,512
Selling, general and administrative		1,660	1,717
Interest expense, net	13	81	78
Equity income		(89)	(148)
Other expense, net	2	703	38

Income from operations before income taxes		878	1,948
Income taxes	9	237	395

Net income		641	1,553
Income attributable to non-controlling interests		(49)	(39)

Net income attributable to Magna International Inc.		$592	$1,514

Earnings per Common Share:	3
Basic		$2.04	$5.04
Diluted		$2.03	$5.00

Weighted average number of Common Shares outstanding during the year [in millions]:	3
Basic		290.4	300.6
Diluted		291.2	302.8

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[U.S. dollars in millions]
Years ended December 31,

	Note	2022	2021
Net income		$641	$1,553

Other comprehensive (loss) income, net of tax:	18
Net unrealized loss on translation of net investment in foreign operations		(531)	(178)
Net unrealized gain on cash flow hedges		1	34
Reclassification of net gain on cash flow hedges to net income		(20)	(52)
Reclassification of net loss on pensions to net income		6	9
Reclassification of loss on translation of net investment in foreign operations to income		203	—
Pension and post-retirement benefits		82	26

Other comprehensive loss		(259)	(161)

Comprehensive income		382	1,392
Comprehensive income attributable to non-controlling interests		(13)	(48)

Comprehensive income attributable to Magna International Inc.		$369	$1,344

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[U.S. dollars in millions, except shares issued]
As at December 31,

	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	4	$1,234	$2,948
Accounts receivable		6,791	6,307
Inventories	5	4,180	3,969
Prepaid expenses and other		320	278

		12,525	13,502
Investments	6	1,429	1,593
Fixed assets, net	7	8,173	8,293
Operating lease right-of-use assets	14	1,595	1,700
Goodwill	8	2,031	2,122
Intangible assets, net	10	452	493
Deferred tax assets	9	491	421
Other assets	11,15	1,093	962

		$27,789	$29,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowing		$8	$—
Accounts payable		6,999	6,465
Other accrued liabilities	12	2,118	2,156
Accrued salaries and wages		850	851
Income taxes payable		93	200
Long-term debt due within one year	13	654	455
Current portion of operating lease liabilities	14	276	274

		10,998	10,401
Long-term debt	13	2,847	3,538
Operating lease liabilities	14	1,288	1,406
Long-term employee benefit liabilities	15	548	700
Other long-term liabilities	16	461	376
Deferred tax liabilities	9	312	440

		16,454	16,861

Shareholders’ equity
Common Shares [issued: 2022 – 285,931,816; 2021 – 297,871,976]	17	3,299	3,403
Contributed surplus		111	102
Retained earnings		8,639	9,231
Accumulated other comprehensive loss	18	(1,114)	(900)

		10,935	11,836
Non-controlling interests		400	389

		11,335	12,225

		$27,789	$29,086

Commitments and contingencies
[notes 13, 14, 19 and 20]
See accompanying notes
On behalf of the Board:

/s/ “Peter Bowie”	/s/ “Robert F. MacLellan”
Director	Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[U.S. dollars in millions]
Years ended December 31,

	Note	2022	2021
OPERATING ACTIVITIES
Net income		$641	$1,553
Items not involving current cash flows	4	1,776	1,576

		2,417	3,129
Changes in operating assets and liabilities	4	(322)	(189)

Cash provided from operating activities		2,095	2,940

INVESTMENT ACTIVITIES
Fixed asset additions		(1,681)	(1,372)
Increase in investments, other assets and intangible assets		(455)	(403)
Increase in public and private equity investments		(29)	(68)
Business combinations		(3)	(13)
Proceeds on (funding for) disposal of facilities	2	6	(41)
Proceeds from dispositions		124	81
Increase in equity method investments		—	(517)
Settlement of long-term receivable from non-consolidated joint venture		—	50

Cash used for investing activities		(2,038)	(2,283)

FINANCING ACTIVITIES
Issues of debt	13	54	55
Increase (decrease) in short-term borrowings		11	(101)
Repayments of debt	13	(456)	(121)
Issue of Common Shares on exercise of stock options		8	146
Tax withholdings on vesting of equity awards		(15)	(13)
Repurchase of Common Shares	17	(780)	(517)
Contributions to subsidiaries by non-controlling interests		5	8
Dividends paid to non-controlling interests		(46)	(49)
Dividends paid		(514)	(514)

Cash used for financing activities		(1,733)	(1,106)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(38)	23

Net decrease in cash and cash equivalents during the year		(1,714)	(426)
Cash, cash equivalents and restricted cash equivalents beginning of year		2,948	3,374

Cash and cash equivalents, end of year	4	$1,234	$2,948

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
[U.S. dollars in millions, except number of common shares]

	Common Shares		Contri- buted Surplus	Retained Earnings	AOCL [i]	Non- controlling Interests	Total Equity
	Number	Stated Value
	[in millions]
Balance, December 31, 2020	300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income				1,514		39	1,553
Other comprehensive (loss) income					(170)	9	(161)
Contribution by non-controlling interests						8	8
Shares issued on exercise of stock options	2.9	175	(29)				146
Release of stock and stock units	0.4	17	(17)				—
Tax withholdings on vesting of equity awards	(0.1)	(2)		(11)			(13)
Repurchase and cancellation under normal course issuer bids [note 17]	(6.0)	(68)		(452)	3		(517)
Stock-based compensation expense			20				20
Business combinations						32	32
Dividends paid to non-controlling interests						(49)	(49)
Dividends paid [$1.72 per share]	0.2	10		(524)			(514)

Balance, December 31, 2021	297.9	$3,403	$102	$9,231	$(900)	$389	$12,225
Net income				592		49	641
Other comprehensive loss					(223)	(36)	(259)
Contribution by non-controlling interests						5	5
Purchase of non-controlling interests						(8)	(8)
Shares issued on exercise of stock options	0.2	9	(1)				8
Release of stock and stock units	0.5	21	(21)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bids [note 17]	(12.6)	(141)		(648)	9		(780)
Stock-based compensation expense			31				31
Business combinations						47	47
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.80 per share]	0.1	9		(523)			(514)

Balance, December 31, 2022	285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335

(i)	AOCL is Accumulated Other Comprehensive Loss.
See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. SIGNIFICANT ACCOUNTING POLICIES
Magna International Inc. [collectively “Magna” or the “Company”] is a global supplier in the automotive space. Our systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle, including body and chassis structures, exterior systems and modules, trim and engineered glass, active aerodynamics, energy storage systems, electrified and conventional powertrain technologies, powertrain subsystems and components, ADAS and automated driving, control modules, mechatronics, mirrors and overhead consoles, lighting, complete seats, seating structural products, seat foam and seat trim. We also have complete vehicle engineering and contract manufacturing expertise.
The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].
Principles of consolidation
The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling
interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Foreign currency translation
The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.
Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive loss.
Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.
If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

2022 Annual Financial Statements 1

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.
Inventories
Production inventories and tooling inventories manufactured
in-house
are valued at the lower of cost determined substantially on a first-in,
first-out
basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.
Investments
The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.
The Company also has investments in private and publicly traded mobility and technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.
Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated using the best information available, which may include cash flow projections or other available market data and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.
Long-lived assets
Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2
1
⁄
2
% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.
Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.
The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

2022 Annual Financial Statements 2

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Goodwill
Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.
Tooling and
Pre-Production
Engineering Costs Related to Long-Term Supply Agreements
The Company incurs
pre-production
engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production
engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost.
Pre-production
costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.
The Company expenses all
pre-production
engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable
right to use the tooling are also expensed.
Warranty
The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain powertrain systems, electronics, and complete vehicle assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.
When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.
Income taxes
The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a
“more-likely-than-not”
standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax
income and tax planning strategies that could be implemented to realize the deferred tax assets.
No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

2022 Annual Financial Statements 3

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not
that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not
recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.
Leases
The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.
Operating lease
right-of-use
[“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.
A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company’s ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.
The Company’s lease agreements generally exclude
non-lease
components, and do not contain any material residual value guarantees or material restrictive covenants.
Employee future benefit plans
The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated
on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.
The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

2022 Annual Financial Statements 4

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition
The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.
Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.
The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.
The terms of the Company’s complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where we act as principal, purchased components in assembled vehicles are included in our inventory and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer. Where a contract provides that the primary components are held on consignment by us, the revenue recognized reflects only the assembly fee.
The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2022, total tooling and engineering sales were $731 million [2021 - $783 million].
The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.
Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.
Contract Assets and Liabilities
The Company’s contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2022, the Company’s unbilled accounts receivable balance was $571 million [2021 - $528 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.
Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2022 the contract liability balance was $347 million [2021 - $273 million]. As performance obligations were satisfied during 2022, the Company recognized $130 million [2021 - $140 million] of previously recorded contract liabilities into revenue.

2022 Annual Financial Statements 5

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance
The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan
and the cash proceeds received.
Research and development
Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are expensed as incurred. For the years ended December 31, 2022 and 2021, research and development costs charged to expense were $649 million and $634 million, respectively.
Restructuring
Restructuring costs may include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee’s required future service period. All other restructuring costs are expensed as incurred.
Earnings per Common Share
Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.
Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

2022 Annual Financial Statements 6

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.    OTHER EXPENSE, NET
Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net (gains) losses on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going
operating profit or loss. Other expense, net consists of:

	2022	2021
Impairments related to operations in Russia [a]	$376	$—
Net losses on investments [b]	221	2
Loss on sale of business [c]	58	75
Restructuring and impairments [d]	48	101
Merger agreement termination fee [e]	—	(100)
Gain on business combinations [f]	—	(40)

Other expense, net	$703	$38

[a]	Impairments related to operations in Russia
As at December 31, 2022, the Company’s operations in Russia remain substantially idled. In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating Systems segment, respectively.

[b]	Net losses (gains) on investments

	2022	2021
Revaluation of public company warrants	$173	$(4)
Revaluation of public and private equity investments	49	6
Net gain on sale of public equity investments	(1)	—

Other expense, net	221	2
Tax effect	(53)	7

Net loss attributable to Magna	$168	$9

[c]	Loss on sale of business
During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation in early 2023. Under the terms of the arrangement, the Company is contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax].
During 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

[d]	Restructuring and impairments
For the year ended December 31, 2022, the Company recorded restructuring and impairment charges of $26 million [$25 million after tax] for its Power & Vision segment and $22 million [$21 million after tax] for its Body Exteriors & Structures segment.
For the year ended December 31, 2021, the Company recorded restructuring and impairment charges of $67 million [$52 million after tax] for its Power & Vision segment, $18 million [$17 million after tax] for its Seating Systems segment and $16 million [$14 million after tax] for its Body Exteriors & Structures segment.

2022 Annual Financial Statements 7

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]	Merger agreement termination fee
In the fourth quarter of 2021, Veoneer, Inc. [“Veoneer”] terminated its merger agreement with the Company. In connection with the termination of the merger agreement, Veoneer paid Magna a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million [$75 million after tax].

[f]	Gain on business combinations
During 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC (“Hongli”). The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].
Also during 2021, the Company recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company’s European joint venture, Getrag Ford Transmission GmbH
.
3.    EARNINGS PER SHARE
Earnings per share are computed as follows:

	2022	2021
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$592	$1,514

Weighted average number of Common Shares outstanding during the year	290.4	300.6

Basic earnings per Common Share	$2.04	$5.04

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$592	$1,514

Weighted average number of Common Shares outstanding during the year	290.4	300.6
Stock options and restricted stock	0.8	2.2

	291.2	302.8

Diluted earnings per Common Share	$2.03	$5.00

[a]
Diluted earnings per Common Share exclude 1.3 million [2021 – 0.4 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not
“in-the-money”.
The dilutive effect of participating securities using the
two-class
method was excluded from the calculation of earnings per share because the effect would be immaterial.

2022 Annual Financial Statements 8

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.    DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash and cash equivalents consist of:

	2022	2021
Bank term deposits and bankers’ acceptances	$720	$1,984
Cash	514	964

	$1,234	$ 2,948

[b]	Items not involving current cash flows:

	2022	2021
Depreciation and amortization	$1,419	$1,512
Amortization of other assets included in cost of goods sold	169	255
Deferred revenue amortization	(201)	(188)
Other non-cash charges	21	25
Deferred tax recovery	(202)	(76)
Equity income (in excess of) less than dividends received	(24)	11
Non-cash portion of Other expense, net [note 2]	221	37
Impairment charges	373	—

	$1,776	$1,576

[c]	Changes in operating assets and liabilities:

	2022	2021
Accounts receivable	$(798)	$114
Inventories	(448)	(653)
Prepaid expenses and other	(43)	(39)
Accounts payable	812	160
Accrued salaries and wages	20	58
Other accrued liabilities	250	48
Income taxes (receivable) payable	(115)	123

	$(322)	$(189)

2022 Annual Financial Statements 9

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.    INVENTORIES
Inventories consist of:

	2022	2021
Raw materials and supplies	$1,640	$1,598
Work-in-process	427	400
Finished goods	537	506
Tooling and engineering	1,576	1,465

	$4,180	$3,969

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.
6.    INVESTMENTS

	2022	2021
Equity method investments [a]	$997	$1,031
Public and private equity investments	290	358
Warrants [b]	142	204

	$1,429	$1,593

[a]	The ownership percentages and carrying values of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2022	2021
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$420	$481
Litens Automotive Partnership [ii]	76.7%	$337	$291
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$120	$127

[i]
LG Magna
e-Powertrain
[“LGM”] is a variable interest entity [‘‘VIE’’] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2022.

[ii]	The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b]
In October 2020, the Company signed agreements with Fisker Inc. [“Fisker”] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During 2021, two third of the warrants vested with a value of $201 million and during the fourth quarter of 2022, the remaining one third of the warrants vested with a value of $119 million. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities and is being recognized in income as performance obligations are satisfied.

The Company recorded an unrealized loss of $173 million for the year ended December 31, 2022 related to the revaluation of the vested warrants [
note 2
]. Cumulative unrealized losses on equity securities were $110 million as at December 31, 2022 [2021 - unrealized gains of $63 million].

2022 Annual Financial Statements 10

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:
Summarized Balance Sheets

	2022	2021
Current assets	$2,266	$1,825

Non-current assets	$1,866	$1,838

Current liabilities	$1,555	$1,269

Long-term liabilities	$715	$450

Summarized Income Statements

	2022	2021
Sales	$4,447	$3,303
Cost of goods sold & expenses	4,363	3,156

Net income	$84	$147

Sales to equity method investees were approximately $51 million and $65 million for the years ended December 31, 2022 and 2021, respectively.
7.    FIXED ASSETS
Fixed assets consist of:

	2022	2021
Cost
Land	$181	$198
Buildings	2,740	2,719
Machinery and equipment	17,258	17,355

	20,179	20,272
Accumulated depreciation
Buildings	(1,310)	(1,223)
Machinery and equipment	(10,696)	(10,756)

	$8,173	$8,293

Included in the cost of fixed assets are construction in progress expenditures of $1.5 billion [2021
- $1.0 billion]
that have not
been
depreciated.

2022 Annual Financial Statements 11

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.    GOODWILL
The following is a continuity of the Company’s goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2020	478	1,320	176	121	—	2,095
Acquisitions	—	29	93	—	—	122
Foreign exchange and other	(7)	(80)	1	(9)	—	(95)

Balance, December 31, 2021	471	1,269	270	112	—	2,122
Acquisitions	—	—	—	—	20	20
Foreign exchange and other	(23)	(71)	(10)	(7)	—	(111)

Balance, December 31, 2022	$448	$1,198	$260	$105	$20	$2,031

9.    INCOME TAXES

[a]	The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2022	2021
Canadian statutory income tax rate	26.5%	26.5%
Net effect of losses not benefited	7.7	1.8
Tax on repatriation of foreign earnings	5.3	2.9
Impairment of investments [note 2]	1.0	—
Foreign rate differentials	0.6	(3.9)
Reserve for uncertain tax positions	0.4	(2.5)
Foreign exchange re-measurement [i]	(0.6)	1.2
Re-measurement of deferred tax assets [ii]	(0.8)	1.5
Earnings of equity accounted investees	(1.6)	(1.3)
Valuation allowance on deferred tax assets	(2.2)	(0.7)
Deductible inflationary adjustments	(3.3)	(1.2)
Research and development tax credits	(7.1)	(3.4)
Others	1.1	(0.6)

Effective income tax rate	27.0%	20.3%

[i]
Includes foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for GAAP purposes and losses related to the re-measurement
of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[ii]	Includes the re-measurement of deferred tax assets of certain European subsidiaries in 2022 and a Chinese subsidiary in 2021.

2022 Annual Financial Statements 12

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The details of income before income taxes by jurisdiction are as follows:

	2022	2021
Canadian	$(57)	$220
Foreign	935	1,728

	$878	$1,948

[c]	The details of the income tax provision are as follows:

	2022	2021
Current
Canadian	$5	$63
Foreign	452	408

	457	471

Deferred
Canadian	(25)	(4)
Foreign	(195)	(72)

	(220)	(76)

	$237	$395

[d]	Deferred income taxes have been provided on temporary differences, which consist of the following:

	2022	2021
Liabilities currently not deductible for tax	$17	$5
Net tax losses benefited	10	(22)
Re-measurement of deferred tax assets	(7)	28
Change in valuation allowance on deferred tax assets	(19)	(13)
Tax depreciation (less than) in excess of book depreciation	(21)	(30)
Tax on undistributed foreign earnings	(34)	43
Unrealized (loss) gain on remeasurement of investments	(48)	3
Book amortization in excess of tax amortization	(89)	(58)
Others	(29)	(32)

	$(220)	$(76)

2022 Annual Financial Statements 13

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]	Deferred tax assets and liabilities consist of the following temporary differences:

	2022	2021
Assets
Tax benefit of loss carryforwards	$760	$766
Operating lease liabilities	367	409
Liabilities currently not deductible for tax	269	219
Tax credit carryforwards	87	84
Other assets tax value in excess of book values	87	—
Unrealized loss on foreign exchange hedges and retirement liabilities	70	59
Unrealized losses on remeasurement of investments	37	—
Others	29	30

	1,706	1,567
Valuation allowance against tax benefit of loss carryforwards	(579)	(586)
Other valuation allowance	(198)	(125)

	$929	$856

Liabilities
Operating lease right-of-use assets	372	415
Tax depreciation in excess of book depreciation	186	228
Tax on undistributed foreign earnings	171	206
Unrealized gain on foreign exchange hedges and retirement liabilities	21	11
Unrealized gain on remeasurement of investments	—	12
Other assets book value in excess of tax values	—	3

	750	875

Net deferred tax assets (liabilities)	$179	$(19)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2022	2021
Long-term deferred tax assets	$491	$421
Long-term deferred tax liabilities	(312)	(440)

	$179	$(19)

[f]
Deferred income taxes have not been provided on $4.6 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]	Income taxes paid in cash [net of refunds] were $560 million for the year ended December 31, 2022 [2021 - $341 million].

[h]
As of December 31, 2022, the Company had domestic and foreign operating loss carryforwards of $2.9 billion and tax credit carryforwards of $87 million. Approximately $1.9 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2023 and 2042.

2022 Annual Financial Statements 14

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]
As at December 31, 2022 and 2021, the Company’s gross unrecognized tax benefits were $142 million, respectively [excluding interest and penalties], of which $
135
 million and $
126
 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2022	2021
Balance, beginning of year	$142	$182
Increase based on tax positions related to current year	52	11
(Decrease) Increase based on tax positions of prior years	(17)	2
Settlements	(10)	(5)
Foreign currency translation	(4)	(5)
Statute expirations	(21)	(43)

	$142	$142

As at December 31, 2022 and 2021, the Company had recorded interest and penalties on the unrecognized tax benefits of $29 million and $26 million, respectively, which reflects an increase of $3 million and a decrease of $17 million in expenses related to changes in its reserves for interest and penalties in 2022 and 2021, respectively.
The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $24 million, which, if recognized, would affect its effective tax rate.
The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, China and Mexico for years after 2016, Canada for years after 2017, and Austria and U.S. federal jurisdictio
n for y
ears after 2018.

2022 Annual Financial Statements 15

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10.    INTA
N
GIBLE ASSETS
Intangible assets consist of:

	Remaining weighted average useful life in years	2022	2021
Cost
Customer relationship intangibles	7	$388	$386
Computer software	4	474	463
Patents and licenses	7	304	314

		1,166	1,163
Accumulated depreciation
Customer relationship intangibles		(194)	(175)
Computer software		(362)	(360)
Patents and licenses		(158)	(135)

		$452	$493

The Company recorded $106 million and $114 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2022 and 2021, respectively. The Company currently estimates annual amortization expense to be $91 million for 2023, $77 million for 2024, $57 million for 2025, $50 million for 2026 and $43 million for 2027.
11.    OTHER ASSETS
Other assets consist of:

	2022	2021
Preproduction costs related to long-term supply agreements	$679	$668
Long-term receivables	262	184
Unrealized gain on cash flow hedges [note 19]	26	11
Pension overfunded status [note 15[a]]	41	41
Other	85	58

	$1,093	$962

12.    WARRANTY
The following is a continuity of the Company’s warranty accruals:

	2022	2021
Balance, beginning of year	$247	$284
Expense, net	101	82
Settlements	(77)	(111)
Business combination	—	2
Foreign exchange and other	(14)	(10)

	$257	$247

2022 Annual Financial Statements 16

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.    DEBT
Short-term borrowings
[a]
Credit Facilities
During 2022, the Company amended its
364-day
syndicated revolving credit facility, including an increase to the size of the facility from $750 million to $800 million and an extension of the maturity date to June 24, 2023. The facility can be drawn in U.S. dollars or Canadian dollars. As at December 31, 2022, the Company had not borrowed any funds under this credit facility.
[b]
Commercial Paper Program
The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes up to a maximum aggregate amount of U.S. $1 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The U.S. Program and the euro notes are guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as at December 31, 2022 and 2021.
Long-term borrowings

[a]	The Company’s long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2022	2021
Senior Notes [note 13 [c]]
Cdn$425 million Senior Notes due 2022 at 3.100%	$—	$336
€550 million Senior Notes due 2023 at 1.900%	588	625
$750 million Senior Notes due 2024 at 3.625%	749	748
$650 million Senior Notes due 2025 at 4.150%	647	647
€600 million Senior Notes due 2027 at 1.500%	640	681
$750 million Senior Notes due 2030 at 2.450%	744	742
Bank term debt at a weighted average interest rate of approximately 3.98% [2021 – 4.86%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	114	187
Government loans at a weighted average interest rate of approximately 0.12% [2021 – 0.13%], denominated primarily in euro, Canadian dollar and Brazilian real	8	8
Other	11	19

	3,501	3,993
Less due within one year	654	455

	$2,847	$3,538

2022 Annual Financial Statements 17

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Future principal repayments on long-term debt are estimated to be as follows:

2023	$655
2024	762
2025	694
2026	3
2027	643
Thereafter	756

$3,513

[c]
All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

[d]
On May 18, 2022, the Company amended its $2.75 billion revolving credit facility, including a decrease to the size of the facility to $2.7 billion and an extension of the maturity date from June 24, 2026 to June
24, 2027
. The facility includes a $150 million Asian tranche, a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros. As at December 31, 2022 and 2021, $1 million and $6 million was outstanding, respectively.

[e]	Interest expense, net includes:

	2022	2021
Interest expense
Current	$25	$12
Long-term	101	110

	126	122
Interest income	(45)	(44)

Interest expense, net	$81	$78

[f]	Interest paid in cash was $128 million for the year ended December 31, 2022 [2021 - $122 million].

2022 Annual Financial Statements 18

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

14.     LEASES
The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 10 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.
Costs associated with the Company’s operating lease expense were as follows:

	2022	2021
Operating lease expense	$344	$325
Short-term lease expense	25	16
Variable lease expense	26	26

Total lease expense	$395	$367

Supplemental information related to the Company’s operating leases was as follows:

	2022	2021
Operating cash flows – cash paid	$375	$373
New right-of-use assets	$167	$91
Weighted-average remaining lease term	8 years	9 years
Weighted-average discount rate	4.7%	4.5%
At December 31, 2022, the Company had commitments under operating leases requiring annual payments as follows:

	2022	2021
2023	$310	$300
2024	274	268
2025	240	234
2026	196	205
2027	175	176
2028 and thereafter	701	835

	1,896	2,018
Less: amount representing interest	332	338

Total lease liabilities	$1,564	$1,680

Current operating liabilities	$276	$274
Non-current operating lease liabilities	1,288	1,406

Total lease liabilities	$1,564	$1,680

As of December 31, 2022, the Company had additional operating leases, primarily for manufacturing facilities, that had not yet commenced with aggregate payments of $71 million. These operating leases will commence during 2023 and have lease terms of 1 to 15 years.
The Company’s finance leases were not material for any of the periods presented.

2022 Annual Financial Statements 19

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

15.    LONG-TERM EMPLOYEE BENEFIT LIABILITIES
Long-term employee benefit liabilities consist of:

	2022	2021
Defined benefit pension plans and other [a]	$146	$196
Termination and long-term service arrangements [b]	369	456
Retirement medical benefits plans [c]	20	26
Other long-term employee benefits	13	22

Long-term employee benefit obligations	$548	$700

[a]	Defined benefit pension plans
The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.
The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2022	2021
Projected benefit obligation
Discount rate	4.8%	2.4%
Rate of compensation increase	3.6%	2.7%
Net periodic benefit cost
Discount rate	2.8%	2.3%
Rate of compensation increase	2.9%	2.6%
Expected return on plan assets	4.6%	4.1%

2022 Annual Financial Statements 20

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2022	2021
Projected benefit obligation
Beginning of year	$689	$731
Current service cost	9	10
Interest cost	14	12
Actuarial gains and changes in actuarial assumptions	(155)	(37)
Benefits paid	(31)	(27)
Divestiture	—	11
Foreign exchange	(28)	(11)

End of year	498	689

Plan assets at fair value [i]
Beginning of year	532	517
Return on plan assets	(107)	25
Employer contributions	11	12
Benefits paid	(27)	(23)
Foreign exchange	(18)	1

End of year	391	532

Ending funded status – Plan deficit	$107	$157

Amounts recorded in the consolidated balance sheet
Non-current asset [note 11]	$(41)	$(41)
Current liability	2	2
Non-current liability	146	196

Net amount	$107	$157

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(86)	$(112)

Net periodic benefit cost
Current service cost	$9	$10
Interest cost	14	12
Return on plan assets	(23)	(21)
Actuarial losses	3	8

Net periodic benefit cost	$3	$9

2022 Annual Financial Statements 21

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]	The asset allocation of the Company’s defined benefit pension plans at December 31, 2022 and the target allocation range for 2023 is as follows:

	2023	2022
Fixed income securities	60-85%	68%
Equity securities	20-45%	27%
Cash and cash equivalents	0-10%	5%

	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.
The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]	Termination and long-term service arrangements
Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.
The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2022	2021
Discount rate	4.8%	2.4%
Rate of compensation increase	3.5%	3.1%

2022 Annual Financial Statements 22

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long-term service arrangements is as follows:

	2022	2021
Projected benefit obligation
Beginning of year	$467	$478
Current service cost	13	23
Interest cost	11	9
Actuarial losses (gains) and changes in actuarial assumptions	(67)	10
Benefits paid	(18)	(23)
Foreign exchange	(19)	(30)

Ending funded status – Plan deficit	$387	$467

Amounts recorded in the consolidated balance sheet
Current liability	$18	$11
Non-current liability	369	456

Net amount	$387	$467

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(38)	$(112)

Net periodic benefit cost
Current service cost	$13	$23
Interest cost	11	9
Actuarial losses	7	4

Net periodic benefit cost	$31	$36

2022 Annual Financial Statements 23

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]	Retirement medical benefits plans
The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs. In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.
The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2022	2021
Retirement medical benefit obligations	5.1%	2.8%
Net periodic benefit cost	3.1%	2.4%
Health care cost inflation	6.8%	6.4%

Information about the Company’s retirement medical benefits plans are as follows:

	2022	2021
Projected benefit obligation
Beginning of year	$27	$30
Interest cost	1	1
Actuarial gains and changes in actuarial assumptions	(6)	(3)
Benefits paid	(1)	(1)

Ending funded status – Plan deficit	$21	$27

Amounts recorded in the consolidated balance sheet
Current liability	$1	$1
Non-current liability	20	26

Net amount	$21	$27

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial gains	$17	$10

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)

Net periodic benefit cost	$—	$—

2022 Annual Financial Statements 24

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total
Expected employer contributions - 2023	$12	$17	$1	$30

Expected benefit payments:
2023	$25	$18	$1	$44
2024	26	15	1	42
2025	27	17	1	45
2026	28	21	1	50
2027	29	23	2	54
Thereafter	164	156	8	328

	$299	$250	$14	$563

16. OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	2022	2021
Long-term portion of income taxes payable	$136	$147
Long-term portion of deferred revenue	207	127
Asset retirement obligation	35	37
Long-term portion of fair value of hedges [note 19]	31	8
Other	52	57

	$461	$376

2022 Annual Financial Statements 25

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17. CAPITAL STOCK

[a]	At December 31, 2022, the Company’s authorized, issued and outstanding capital stock are as follows:
Preference shares - issuable in series -
The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.
Common Shares -
Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]	Each share is entitled to one vote per share at all meetings of shareholders.
[ii]	Each share shall participate equally as to dividends.

[b]
On November 9, 2022, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 28.4 million Magna Common Shares [the “2022 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2022 and will terminate no later than November 14, 2023.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2021 and 2020.
The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2022		2021
	Shares purchased	Cash amount	Shares purchased	Cash amount
2020 Bid	—	$—	3,318,523	$301
2021 Bid	—	—	2,673,800	216
2022 Bid	12,561,487	780	—	—

	12,561,487	$780	5,992,323	$517

[c]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 26, 2023 were exercised or converted:

Common Shares	286,072,036
Stock options [i]	5,798,933

291,870,969

[i]
Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

2022 Annual Financial Statements 26

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18. ACCUMULATED OTHER COMPREHENSIVE LOSS
The following is a continuity schedule of accumulated other comprehensive loss [“AOCL”]:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(735)	$(551)
Net unrealized loss	(495)	(187)
Recognition of CTA loss in Russia	203	—
Repurchase of shares under normal course issuer bids [note 17]	9	3

Balance, end of year	(1,018)	(735)

Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	24	42
Net unrealized gains	1	34
Reclassification of net gain to net income [a]	(20)	(52)

Balance, end of year	5	24

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(189)	(224)
Net unrealized gains	82	26
Reclassification of net loss to net income [a]	6	9

Balance, end of year	(101)	(189)

Total accumulated other comprehensive loss [c]	$(1,114)	$(900)

2022 Annual Financial Statements 27

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]	The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2022	2021
Cash flow hedges
Sales	$(15)	$49
Cost of sales	41	21
Income tax	(6)	(18)

Net of tax	20	52

Other long-term liabilities
Cost of sales	(8)	(11)
Income tax	2	2

Net of tax	(6)	(9)

Total gain reclassified to net income	$14	$43

[b]	The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations	$4	$4

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	(8)	(15)
Net unrealized gain (loss)	2	(11)
Reclassification of net loss to net income	6	18

Balance, end of year	—	(8)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	25	35
Net unrealized loss	(17)	(8)
Reclassification of net gain to net income	(2)	(2)

Balance, end of year	6	25

Total income tax benefit	$10	$21

[c]	The amount of other comprehensive gain that is expected to be reclassified to net income during 2023 is $21 million.

2022 Annual Financial Statements 28

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

19. FINANCIAL INSTRUMENTS

[a]	Foreign exchange contracts
At December 31, 2022, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For euros
Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S dollar amount	Weighted average rate	Czech Koruna amount	Weighted average rate
2023	22	1.284	7,822	0.044	77	0.855	3,664	0.038
2023	(711)	0.778	(8)	23.518	(127)	1.130	—	—
2024	18	1.313	4,104	0.043	23	0.870	1,641	0.037
2024	(397)	0.779	—	—	(40)	1.141	—	—
2025	4	1	320	0.045	1	0.941	—	—
2025	(234)	0.780	—	—	(16)	1.076	—	—
2026	—	—	—	—	—	—	—	—
2026	(72)	0.782	—	—	—	—	—	—

	(1,370)		12,238		(82)		5,305

Based on forward foreign exchange rates as at December 31, 2022 for contracts with similar remaining terms to maturity, the pre-tax
gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income were $69 million and $48 million, respectively
[note 18]
.
The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b]	Financial assets and liabilities
The Company’s financial assets and liabilities consist of the following:

	2022	2021
Financial assets
Cash and cash equivalents	$1,234	$2,948
Accounts receivable	6,791	6,307
Warrants and public and private equity investments	432	562
Long-term receivables included in other assets [note 11]	262	184

	$8,719	$10,001

Financial liabilities
Bank Indebtedness	$8	$—
Long-term debt (including portion due within one year)	3,501	3,993
Accounts payable	6,999	6,465

	$10,508	$10,458

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$65	$34
Other assets	26	11
Other accrued liabilities	(43)	(12)
Other long-term liabilities	(31)	(8)

	$17	$25

2022 Annual Financial Statements 29

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]	Derivatives designated as effective hedges, measured at fair value
The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2022
Assets	$91	$42	$49
Liabilities	$(74)	$(42)	$(32)

December 31, 2021
Assets	$45	$14	$31
Liabilities	$(20)	$(14)	$(6)

[d]	Fair value
The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:
Cash and cash equivalents, accounts receivable, and accounts payable.
Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.
Publicly traded and private equity securities
The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]
The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]
Warrants
The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker’s common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]
Term debt
The Company’s term debt includes $65 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

2022 Annual Financial Statements 30

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Senior Notes
At December 31, 2022, the net book value of the Company’s Senior Notes was $3.4 billion and the estimated fair value was $3.1 billion. The net book value of the Company’s Senior Notes due within one year is $589 million. The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[e]	Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.
The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.
In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2022, sales to the Company’s six largest customers represented 79% [2021 - 78%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. The Company continues to develop and conduct business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of:
pre-production
(including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2022, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $400 million, the majority of which related to Fisker. In determining the allowance for expected credit losses, the Company considers changes in customer’s credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions and the Company’s expectations of future economic conditions.

[f]	Currency risk
The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts
[note 19[a]]
.

[g]	Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period. In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[h]	Equity price risk
Public equity securities and warrants
The Company’s public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

2022 Annual Financial Statements 31

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20. CONTINGENCIES
From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.
The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil’s federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.
21. BUSINESS COMBINATIONS
[a] Magna Yuma
On September 11, 2022, Magna invested $25 million in Yulu Mobility, an electrified mobility provider in India and together with Yulu Mobility established a new battery swapping entity, Magna Yuma, to support electrification of mobility and required infrastructure. Under the terms of the arrangement, Yulu Mobility contributed certain assets and intellectual property for a 49% interest in Magna Yuma and Magna contributed cash of $52 million for a 51% controlling interest in Magna Yuma.
The investment in Yulu Mobility has been recorded in investments on the consolidated balance sheets. The investment in Magna Yuma was accounted for as a business combination and resulted in the recognition of fixed assets of $2 million, goodwill of $20 million, intangible assets of $33 million, deferred tax liabilities of $8 million and non-controlling
interests of $47 million.
[b] Veoneer
During the fourth quarter of 2022, the Company entered into an agreement to acquire Veoneer’s Active Safety business. The purchase price is $1.525 billion, subject to working capital and other customary purchase price adjustments. The transaction is subject to customary closing conditions and certain regulatory approvals, and is expected to close near mid-year
2023.
22. SEGMENTED INFORMATION

[a]
Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.
The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense, net.
The accounting policies of each segment are the same as those set out under “Significant Accounting Policies”
[note 1]
. All intersegment sales and transfers are accounted for at fair market value.

2022 Annual Financial Statements 32

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]	The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2022
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity loss (income)
Body Exteriors & Structures	$16,004	$15,763	$843	$706	$10
Power & Vision	11,861	11,636	471	504	(77)
Seating Systems	5,269	5,252	99	84	(15)
Complete Vehicles	5,221	5,180	235	107	(10)
Corporate & Other [i]	(515)	9	14	18	3

Total Reportable Segments	$37,840	$37,840	$1,662	$1,419	$(89)

	2021
	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity loss (income)
Body Exteriors & Structures	$14,477	$14,196	$820	$743	$13
Power & Vision	11,342	11,129	738	554	(134)
Seating Systems	4,891	4,851	152	92	(9)
Complete Vehicles	6,106	6,057	287	103	(10)
Corporate & Other [i]	(574)	9	67	20	(8)

Total Reportable Segments	$36,242	$36,242	$2,064	$1,512	$(148)

	2022
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$7,168	$6	$448	$4,557	$928
Power & Vision	6,104	728	1,198	2,569	544
Seating Systems	1,377	143	260	486	101
Complete Vehicles	632	95	105	471	94
Corporate & Other	802	457	20	90	14

Total Reportable Segments	$16,083	$1,429	$2,031	$8,173	$1,681

	2021
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$7,349	$15	$471	$4,599	$711
Power & Vision	6,066	735	1,269	2,620	522
Seating Systems	1,379	147	270	485	73
Complete Vehicles	623	93	112	501	54
Corporate & Other	813	603	—	88	12

Total Reportable Segments	$16,230	$1,593	$2,122	$8,293	$1,372

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

2022 Annual Financial Statements 33

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The following table reconciles Net income from operations to Adjusted EBIT:

	2022	2021
Net Income	$641	$1,553
Add:
Interest expense, net	81	78
Other expense, net	703	38
Income taxes	237	395

Adjusted EBIT	$1,662	$2,064

[c]	The following table shows Net Assets for the Company’s reporting segments:

	2022	2021
Total Assets	$27,789	$29,086
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,234)	(2,948)
Deferred tax assets	(491)	(421)
Long-term receivables from joint venture partners	(14)	(15)
Deduct liabilities included in segment net assets:
Accounts payable	(6,999)	(6,465)
Accrued salaries and wages	(850)	(851)
Other accrued liabilities	(2,118)	(2,156)

Segment Net Assets	$16,083	$16,230

[d]	The following table aggregates external revenues by customer as follows:

	2022	2021
General Motors	$5,903	$4,884
BMW	5,243	5,680
Stellantis	5,013	4,683
Daimler AG	4,953	5,032
Ford Motor Company	4,904	4,205
Volkswagen	3,872	3,717
Other	7,952	8,041

	$37,840	$36,242

2022 Annual Financial Statements 34

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]	The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2022	2021	2022	2021
North America
United States	$9,648	$8,612	$1,860	$1,686
Canada	4,870	4,253	921	960
Mexico	4,393	3,833	1,260	1,210

	18,911	16,698	4,041	3,856
Europe
Austria	6,617	7,661	737	771
Germany	3,800	3,989	832	972
Czech Republic	1,024	931	307	274
Poland	695	610	224	220
France	381	262	61	58
Italy	357	296	223	237
Spain	351	331	75	79
United Kingdom	343	344	163	208
Turkey	305	293	7	6
Slovakia	206	204	299	273
Russia	81	371	—	110
Other Europe	135	139	203	208

	14,295	15,431	3,131	3,416
Asia Pacific
China	3,901	3,534	851	875
India	228	147	82	83
Other Asia Pacific	38	21	7	7

	4,167	3,702	940	965
Rest of World	467	411	61	56

	$37,840	$36,242	$8,173	$8,293

23. SUBSEQUENT EVENT
NORMAL COURSE ISSUER BID
Subsequent to December 31, 2022, the Company purchased 151,377 Common Shares to satisfy stock-based compensation awards under our existing normal course issuer bid for cash consideration of $8 million.

2022 Annual Financial Statements 35